

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

June 21, 2017

<u>Via E-mail</u>
Henry E. Dubois
Chief Executive Officer
Hooper Holmes, Inc.
560 N. Rogers Road
Olathe, KS 66062

> **Re:** **Hooper Holmes, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed March 9, 2017**
> **File No. 001-09972**

Dear Mr. DuBois:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director
Office of Beverages, Apparel and Mining

cc: Peter Mirakian III, Esq.
    Spencer Fane LLP